Exhibit (a)(1)(i)

GOLDMAN SACHS PRIVATE CREDIT CORP.

200 West Street

New York, NY 10282

If you do not want to sell your shares of common stock at this time, please disregard this notice.

This is simply a notification of the Fund’s repurchase offer.

August 26, 2024

Dear Stockholders:

This letter serves to inform you of important dates relating to a repurchase offer by Goldman Sachs Private Credit Corp. (the “Fund”). If you are not interested in tendering your shares of the Fund’s common stock, par value $0.001 per share (the “Shares”), for repurchase at this time, please disregard this notice and take no action.

Please note that, except as described below, the sale of Shares that have been issued by the Fund after October 1, 2023 will be subject to an “early repurchase deduction” (except, at the discretion of the Fund, in the case of death, divorce or qualified disability of a stockholder), which will reduce your proceeds by 2.0%. Shares that are issued pursuant to the Fund’s distribution reinvestment plan and tendered will not be subject to the early repurchase deduction. In addition, the sale of Shares may also be subject to certain income and transfer taxes. Please consult your financial adviser or tax adviser for more information.

The tender offer period will begin on August 26, 2024 and end at 11:59 p.m., Eastern Time, on September 23, 2024. The purpose of the tender offer is to provide liquidity to stockholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.

Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail or email to the Fund’s tender offer service agent, SS&C Technologies, Inc. (the “Tender Offer Service Agent”), at the address provided below or as instructed in the Letter of Transmittal. Please note that certain stockholders may be required to deliver their Letter of Transmittal to or otherwise contact their financial advisor or other financial intermediary or representative (collectively, “Financial Representatives”) to tender their Shares (instead of directly to the Tender Offer Service Agent). In such case, you will need to ask your Financial Representative to submit the repurchase request for you and provide all of the information that the Financial Representative requires. Certain Financial Representatives may set times prior to the repurchase request deadline by which they must receive all documentation relating to repurchase requests and may require additional information.

Mail:	Goldman Sachs Private Credit Corp.
c/o SS&C Technologies, Inc.
P.O. Box 219743
Kansas City, MO 64121

Email:	goldman@dstsystems.com
Attention: Goldman Sachs Private Credit Corp.

All Stockholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

All tenders of Shares must be received in good order by the Tender Offer Service Agent by 11:59 p.m., Eastern Time, on September 23, 2024.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, contact your Financial Representative or call Goldman Sachs Alternative Investment Client Services at (312) 655-4702.

Sincerely,

Goldman Sachs Private Credit Corp.

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